UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 11-K

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

Commission file number 333-27429

THE AERC 401(K) SAVINGS PLAN AND TRUST
(Exact name of Plan)

001
Plan Number

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	34-1747603
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1 AEC Parkway, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

(216) 261-5000
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year,
if changed since last report)

The AERC 401(K) Savings Plan and Trust

December 31, 2008

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Assets Available for Plan Benefits	4

Statement of Changes in Net Assets Available for Plan Benefits	5

Notes to the Financial Statements	6-12

Supplemental Information:	13

Schedule of Assets Held for Investment	14

Signatures	15

2

Report of Reznick Group, P.C., Independent
Registered Public Accounting Firm

To Participants and Administrator of the AERC 401 (K) Savings
Plan and Trust

            We have audited the financial statements of the AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2008 and 2007 and for the year ended December 31, 2008 and the supplemental schedule as of December 31, 2008, as listed in the accompanying contents.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

            Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick Group, P.C.
Bethesda, Maryland

June 29, 2009

3

The AERC 401(K) Savings Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2008 and December 31, 2007

	2008	2007
ASSETS

Investments, participant directed (See Note D)	$5,789,146	$8,108,994

Total assets	5,789,146	8,108,994

LIABILITIES

Excess contributions refundable	18,974	35,110

Net assets available for benefits at fair value	5,770,172	8,073,884

Adjustment from fair value to contract value for
fully benefit-responsive investment contract	-	-

Net assets available for benefits	$5,770,172	$8,073,884

The accompanying notes are an integral part of this statement.

4

The AERC 401(K) Savings Plan and Trust

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2008

Additions to net assets attributed to:
Investment income
Net depreciation in fair value of investments (Note D)		$(1,902,164)
Interest and dividends		85,607
Contributions
Employer	99,206
Participants	701,473	800,679

Total net (deductions) additions		(1,015,878)

Deductions from net assets attributed to:
Benefits paid to participants		1,284,564
Expenses paid		3,270
Total deductions		1,287,834

Net decrease		(2,303,712)

Net assets available for plan benefits

Beginning of year		8,073,884

End of year		$5,770,172

The accompanying notes are an integral part of this statement.

5

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            The financial statements of the AERC 401(K) Savings Plan and Trust have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement.  A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.         Income Recognition

            Investment income is recorded as earned and reinvested in the Plan.

2.         Federal Income Taxes

            The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 ("ERISA").

3.         Use of Estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

4.         Payment of Benefits

            Benefits are recorded when paid.

NOTE B.  DESCRIPTION OF PLAN

            The following description of the AERC 401(K) Savings Plan and Trust provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            The Plan is a plan of a controlled group of corporations which became effective April 1, 1990.  The Plan has been amended several times and restated for the purpose of modifying the benefits provided and complying with changes in applicable law.

6

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2008

NOTE B.  DESCRIPTION OF PLAN (Continued)

Employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached the age of 21.  Twelve months of service is required for a participant to receive an employer matching contribution of 25% of the participant's contribution up to a maximum participant contribution of 6% of his or her gross wages.  Participants may elect to contribute up to 50% of their gross wages and currently have the option of investing their accounts between eighteen different investment options.  The investment options include Associated Estates Realty Corporation ("AERC") common stock, an unallocated insurance contract and sixteen different pooled separate accounts.  Participants are immediately vested in the portion of their investment account which includes participant contributions plus actual earnings thereon.  Vesting in the employer matching contribution portion of their accounts is based on years of service.  A participant is 100% vested after three years of credited service.

At December 31, 2008 and 2007, forfeited non-vested accounts totaled $37,100 and $32,084, respectively.  These accounts will be used to reduce future employer contributions.  Also, in 2008 and 2007, employer contributions were reduced by $14,135 and $3,905, respectively, from forfeited nonvested accounts.

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, installment payments, a distribution in kind, or any reasonable combination of the foregoing.

NOTE C.  FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability; and
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

7

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2008

NOTE C.  FAIR VALUE MEASUREMENTS (Continued)

The Plan's assets or liabilities are valued within the fair value hierarchy and are based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled Separate Accounts.  The fair value of the participation units owned by the Plan is based on the net assets of the underlying pool of securities on the last business day of the Plan year as determined by Prudential Retirement and Annuity Company ("Prudential").

Participant loans:  Valued at amortized cost, which approximates fair value.

Guaranteed investment contract:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note E).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 2008:

	Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Pooled separate accounts	$3,150,742	$423,650	$-	$3,574,392
Common stocks	383,703	-	-	383,703
Guaranteed investment contract	-	-	1,630,488	1,630,488
Participant loans	-	-	200,563	200,563
Total assets at fair value	$3,534,445	$423,650	$1,831,051	$5,789,146

8

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2008

NOTE C.  FAIR VALUE MEASUREMENTS (Continued)

Level 3 Gains and Losses:

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

	Level 3 Assets

	Year Ended December 31, 2008

	Guaranteed
	Investment	Participant
	Contract	Loans

Balance, beginning of year	$1,741,984	$295,787
Realized gains/(losses)	-	-
Unrealized gains/(losses) relating to instruments still held
at the reporting date	-	-
Purchases, sales, issuances and settlements (net)	(111,496)	(95,224)
Balance, end of year	$1,630,488	$200,563

NOTE D.  INVESTMENTS

The Plan's investments are held by Prudential at December 31, 2008 and 2007, respectively.  The following table presents the fair value of the investments that represent 5.0% or more of the Plan's net assets are separately identified.

	December 31,	December 31,
	2008	2007
Market Value of Investments	Fair Value	Fair Value

Investment at fair value as determined by Prudential
Guaranteed Income Fund	$1,630,488	$1,741,984
Dryden S&P 500 Index Fund	1,066,405	1,792,884
Core Bond Fund	371,307	445,723
Balanced Fund	699,502	821,061
Large Cap Value Fund	815,779	1,541,292
Associated Estates Realty Corporation Stock Fund	383,703	401,300
International Growth	-	379,838
Other	821,962	984,912

	$5,789,146	$8,108,994

9

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2008

During the year ended December 31, 2008, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $1,902,164 as follows:

Pooled separate accounts	$(1,894,574)
Common Stock	(7,590)

$(1,902,164)

NOTE E.  INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan includes a guaranteed income fund, which holds a fully benefit-responsive synthetic guaranteed investment contract with Prudential Retirement Insurance & Annuity Company ("PRIAC").  PRIAC maintains the contributions in an insurance company issued general account evergreen group annuity spread product.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Plan owns a promise to pay interest at crediting rates, which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity insurance contract.  There are not any specific securities in the general account that back the liabilities of this annuity contract.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Contract value approximates fair value at December 31, 2008 and 2007.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contact at contract value.  There are no events known to us which are probable of occurring which would limit the ability of the Plan to transact at contract value with participants.  The average yield and crediting interest rates were 2.65% and 2.80% for 2008 and 2007, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent.  Such interest rates are reviewed on a semi-annual basis for resetting.

NOTE F.  PARTICIPANT NOTES RECEIVABLE

During 2008, the Plan made loans to various employees from their respective interests in the Plan.  These loans and loans made in prior years bear interest at rates varying from 5.75% to 9.25%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest.  The notes have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the notes, face value equal or greater than $1,000, and do not exceed 50 percent of the present value of the borrowers' interest in the Plan.

10

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2008

NOTE G.  PLAN TERMINATION

Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE H.  PARTY IN INTEREST TRANSACTIONS

For the year ended December 31, 2008, the Plan purchased AERC common stock at a cost of $62,705.  The fair value of AERC common stock included in investments at December 31, 2008 and 2007 was $383,703 and $401,300, respectively.

Certain Plan investments are units of pooled separate accounts managed by Prudential.  Prudential is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees paid by the Plan to Prudential for the investment management services provided by Prudential amounted to $3,270 and $12,547, respectively.

At December 31, 2008, the Plan's participants have loans of $200,563 outstanding which are secured by their account balances.

NOTE I.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements for the year ended December 31, 2008 to the Form 5500:

	December 31,	December 31,
	2008	2007

Net assets available for plan benefits per the
financial statements	$5,770,172	$8,073,884

Excess contributions refundable	18,974	35,110

Net assets available for plan benefits per Form 5500	$5,789,146	$8,108,994

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008 to Form 5500:

Benefits paid to participants per the financial statements	$1,284,565

2007 excess contributions refundable	35,110

2008 excess contributions refundable	(18,974)

Benefits paid to participants per Form 5500	$1,300,701

11

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2008

Note J.  EXCESS CONTRIBUTIONS

As of December 31, 2008, a refund of contributions totaling $18,974 has been recorded as a liability to certain employees in order to pass the Average Deferral Percentage test under Section 401(a) of the IRC.

12

SUPPLEMENTAL INFORMATION

13

The AERC 401(K) Savings Plan and Trust

FORM 5500 SCHEDULE H – ITEM IV(I)

SCHEDULE OF ASSETS HELD FOR INVESTMENT

December 31, 2008

Identity of			Interest	Fair
Party Involved	Description	Maturity	Rate	Value

*Prudential	Guaranteed Income Fund	N/A	N/A	$1,630,488

*Prudential	S & P 500 Index Fund	N/A	N/A	1,066,405

*Prudential	Large Cap Value Fund	N/A	N/A	815,779

*Prudential	Lifetime Balanced Fund	N/A	N/A	699,502

*AERC	Stock Fund	N/A	N/A	383,703

*Prudential	Core Bond Fund	N/A	N/A	371,307

*Prudential	International Growth/Artisan Partners Fund	N/A	N/A	201,469

*Prudential	Ivy Small Cap Growth Fund	N/A	N/A	101,641

*Prudential	Mid Cap Value	N/A	N/A	76,675

*Prudential	T Rowe Price GR Stock R Shr	N/A	N/A	56,843

*Prudential	High Yield Bond/Caywood-Scholl Fund	N/A	N/A	52,343

*Prudential	Lifetime Growth Fund	N/A	N/A	49,830

*Prudential	Lord Abbett Affiliated Fund	N/A	N/A	40,745

*Prudential	Lifetime Aggressive	N/A	N/A	21,827

*Prudential	American Century Equity Income Fund	N/A	N/A	12,809

*Prudential	Lifetime Conservative	N/A	N/A	3,808

*Prudential	Lifetime Income & Equity	N/A	N/A	3,218

Pioneer	Emerging Markets	N/A	N/A	191

*Participant Loans	Participant Loans	Various	Various	200,563

* Represents a party-in-interest

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Signature	Title	Date

/s/ Jeffrey I. Friedman	Individual	June 29, 2009
Jeffrey I. Friedman

/s/ Lou Fatica	Individual	June 29, 2009
Lou Fatica

/s/ Daniel E. Gold	Individual	June 29, 2009
Daniel E. Gold

15